Exhibit 99.2

January 22, 2020

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the prospectus supplement dated January 22, 2020 to the short form base shelf prospectus dated October 17, 2019 relating to the offering of common shares as part of the registration statement (No. 333-233997) on Form F-10 of Profound Medical Corp. of our report dated August 14, 2019 relating to the financial statements of Profound Medical Corp., which are incorporated by reference in the prospectus supplement.

/s/ “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Oakville, Ontario, Canada

PricewaterhouseCoopers LLP

PwC Centre, 354 Davis Road, Suite 600, Oakville, Ontario, Canada L6J 0C5

T: +1 905 815 6300, F: +1 905 815 6499, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.